Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146177

RJO GLOBAL TRUST
(a Delaware statutory trust)

Supplement
To
Prospectus and Disclosure Document
Dated May 1, 2009

You should read this supplement together with the Prospectus and Disclosure Document dated May 1, 2009 (the “Prospectus”).  The following information amends the Prospectus.  If any statement in this supplement conflicts with a statement in the Prospectus, the statement in this supplement controls.

Services Provided by R.J. O’Brien Fund Management, LLC
222 South Riverside Plaza, Suite 900
Chicago, Illinois 60606
telephone (312) 373-5000

RJO Global Trust

Supplement dated February 1, 2010 to the Prospectus and Disclosure Document dated May 1, 2009

The second sentence under the heading “The Units” on the cover of the Prospectus is deleted in its entirety and replaced with the following:

As of December 31, 2009, the net asset value per unit for Class A units was $102.84 and $104.91 for Class B units.

The second paragraph under the heading “The Managing Owner” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

As of December 31, 2009, the trust’s capitalization was approximately $59,764,868 million, the net asset value per unit for Class A was $102.84, the net asset value per unit for Class B was $104.91, and the trust had approximately 3,443 unitholders.

The fourth sentence under the heading “The Trading Advisors” on page 3 of the Prospectus is deleted in its entirety and replaced with the following:

Effective July 1, 2009, the trust added Conquest Capital, LLC (“Conquest”) and Haar Capital Management, LLC (“Haar”) as trading advisors to the trust.  As of December 31, 2009, the net assets available for trading were allocated to the following trading advisors, with the approximate percentage allocation to each trading advisor as indicated below:

•	Abraham Trading, L.P. – Trading Diversified – 16.66%
•	Conquest Capital, LLC – Macro – 16.66%
•	Global Advisors (Jersey) Limited – Commodity Systematic – 16.66%
•	Haar Capital Management, LLC – Discretionary Commodity Trading Program – 16.66%
•	John W. Henry & Company, Inc. – Diversified Plus – 16.66%
•	NuWave Investment Management, LLC – Combined Futures Portfolio (2x) – 16.66%

The second sentence under the heading “The Offering” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:

As of December 31, 2009, the net asset value per unit for Class A units was $102.84 and $104.91 for Class B units.

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The information under the heading “Breakeven Table” on pages 7-8 of the Prospectus is deleted in its entirety and replaced with the following:

Breakeven Table

Following is a table that sets forth the fees and expenses that you would incur on an initial investment of $5,000 in the Class A units and the Class B units of the trust and the amount that your investment must earn, after taking into account estimated interest income, in order to breakeven after one year.

	Class A Units		Class B Units
Expense	Percentage Return	Dollar Return Required[1]	Percentage Return	Dollar Return Required[1]
	%	$	%	$
Brokerage Fee[2]	5.00	250.00	3.00	150.00
Management Fee[3]	2.00	100.00	2.00	100.00
Incentive Fee[4]	—	—	—	—
Ongoing Offering Costs	0.50	25.00	0.50	25.00
Administrative Expenses	0.40	20.00	0.40	20.00
Less: Interest Income[5]	(0.56)	(28.00)	(0.56)	(28.00)
Trading profit that units must earn to recoup an initial investment of $5,000[6]	—	367.00	—	267.00
Trading profit as a percentage of net assets that units must earn to recoup an initial investment of $5,000[6]	7.34	—	5.34	—

(1)	The breakeven analysis assumes that the units have a constant month-end net asset value and assumes a $5,000 investment.

(2)
The brokerage fee ranges from an annual rate of 4.65% to 5.0% of the trusts’ month-end net assets for Class A units and 2.65% to 3.0% for Class B units.  For purposes of calculating the break-even point, the highest possible brokerage fee rate was used for each class of units.

(3)	For purposes of calculating the breakeven amount, the highest possible management fee, equal to 2.0% of the net assets on an annual basis, has been used.

(4)
Incentive fees are paid to trading advisors only on new trading profits earned by the trading advisor on the portion of the trust’s net assets that it manages.  New trading profits are determined after deducting advisor management fees and the brokerage fee and do not include interest income.  Therefore, incentive fees will be zero at the breakeven point on the assets managed by the trading advisors.

(5)
As of December 31, 2009, the trust is paid interest on the average daily U.S. dollar balances on deposit with R.J. O’Brien & Associates, LLC at a rate equal to 80% of the average four-week Treasury Bill rate; the remaining 20% of the average four-week Treasury Bill rate is retained by R.J. O’Brien & Associates, LLC.  With respect to non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by R.J. O’Brien & Associates, LLC in excess of amounts paid to the trust are retained by R.J. O’Brien & Associates, LLC.  The rate of interest used for this calculation was 0.56%, which represents 9-month average rate of interest received.

(6)
A redeeming unitholder pays redemption charges equal to 1.5% of the redemption proceeds to R.J. O’Brien Fund Management, LLC through the end of the eleventh month after the redeemed unit was purchased.  Redemption charges, if applicable, reduce the redemption proceeds otherwise payable to investors.

The information under the heading “Organizational Chart” on page 10 of the Prospectus is deleted in its entirety and replaced with the following:

RJO GLOBAL TRUST

Organizational Chart

The following is an organizational chart that shows the relationship among the various parties involved with this offering.  Other than the trading advisors and the trustee, all of the entities indicated in the organizational chart are affiliates of RJO Holdings, Corp.  See “Conflicts of Interest” beginning at page 69 of the Prospectus.

RJO Holdings, Corp.
R.J. O'Brien & Associates, LLC (Futures Broker)
R.J. O'Brien Alternative Asset Management, LLC
R.J. O'Brien Securities, LLC (Lead Selling Agent)
Customer Agreement
R.J. O'Brien Fund Management, LLC (Managing Owner)
Selling Agreement
Declaration and Agreement of Trust
Wilmington Trust Company (Trustee)
RJO Global Trust
Trading Advisory Agreements
Abraham Trading, L.P.
Conquest Capital, LLC
Global Advisors (Jersey) Limited
Haar Capital Management, LLC
John W. Henry & Company, Inc.
NuWave Investment Management, LLC

The second sentence in the risk factor entitled “Volatile Performance History” on page 11 of the Prospectus is deleted in its entirety and replaced with the following:

As of December 31, 2009, the trust has been experiencing a drawdown for the last 79 months for Class A units, which stood at (23.01%), and for the last 12 months for Class B units, which stood at (12.13%).

The risk factor entitled “Minimal Capitalization of the Managing Owner” on page 17 of the Prospectus is deleted in its entirety.

The information under the heading “Performance of the Trust” on page 21 of the Prospectus is deleted in its entirety and replaced with the following:

Performance of the Trust

RJO GLOBAL TRUST(1)
January 1, 2004 – December 31, 2009
Type of Pool:  Publicly Offered; Multi-Advisor; Not Principal Protected
Aggregate Subscriptions:  $470,122,314
Current Capitalization:  $59,764,868
Date of inception: June 1997
Worst Monthly Decline since January 1, 2004 (Month/Year):  (16.01%), July 2008
Worst Monthly Decline since Inception (Month/Year):  (16.01%), July 2008
Worst Peak-to-Valley Decline(2) since January 1, 2004 (Month/Year):  (41.15%), February 2004 to August 2007
Worst Peak-to-Valley Decline since Inception (Month/Year):  (43.21%)  May 2003 to August 2007
Net Asset Value per Class A Unit, December 31, 2009:  $102.84
Net Asset Value per Class B Unit, December 31, 2009:  $104.91
Number of Unitholders, December 31, 2009:  3,443

Monthly Rate of Return(3)(4)	2009	2008	2007	2006	2005	2004
January	(2.45)%	11.54%	(1.24)%	(1.76)%	(9.54)%	1.07%
February	(1.24)	11.33	(7.50)	(9.61)	(5.63)	4.54
March	(1.24)	2.62	(10.83)	2.04	0.50	(4.64)
April	(1.90)	(9.04)	6.26	10.68	(6.40)	(9.38)
May	0.39	5.10	0.42	(1.15)	7.95	(6.21)
June	(1.43)	4.20	7.02	(11.01)	7.89	(5.16)
July	(0.39)	(16.01)	(6.68)	(8.12)	(1.58)	(3.31)
August	(1.07)	1.21	(6.95)	8.81	2.36	(2.21)
September	(0.88)	11.13	6.14	0.49	0.60	4.26
October	(1.88)	23.16	5.05	(4.83)	(1.19)	11.97
November	0.78	(4.13)	1.83	5.68	8.44	10.85
December	(3.43)	(0.43)	(1.80)	(6.70)	(8.54)	0.24
Compound Annual Rate of Return	(13.86)%	40.97%	(9.77)%	(16.84)%	(7.12)%	(0.39)%

(1) The above performance information reflects the trust’s actual performance from January 1, 2004 until December 31, 2009 for Class A units.  The trust’s assets have been allocated to different combinations of trading advisors over time.  Prior to November 1, 2008, the trust was a single-advisor commodity pool traded by John W. Henry & Company, Inc.  Effective November 1, 2008, the trust reallocated its assets among five trading advisors:  Abraham Trading, L.P., AIS Futures Management, LLC, Global Advisors, L.P., John W. Henry & Company, Inc., and Peninsula, L.P.  A sixth trading advisor, NuWave Investment Management, LLC, was added on February 1, 2009.  These six advisors traded the trust’s assets for the period of February 1, 2009 to February 28, 2009.  As of July 1, 2009, the trust reallocated its assets to the current six trading advisors:  Abraham Trading, L.P., Global Advisors (Jersey) Limited, John W. Henry & Company, Inc., NuWave Investment Management, LLC, Conquest Capital, LLC, and Haar Capital Management, LLC.

(2) Worst Peak-to-Valley Decline is the largest decline in the net asset value per unit without such net asset value per unit being subsequently equaled or exceeded.

(3) Monthly Rate of Return is the net performance of the trust during a month (including interest income at an estimated rate of 0.56%) divided by the total equity of the trust as of the beginning of the month.  Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

 (4)  In October 2005, $56,544,205 of the trust’s assets were frozen due to the bankruptcy of its former futures broker.  As such, $25.31 of the trust’s net asset value per unit at the end of October 2005 was moved into a non-trading account.  Subsequently, the managing owner determined to state the trust’s rate of return based on traded assets only.  Investors purchasing units pursuant to this prospectus will not be impacted by the bankruptcy of the trust’s prior futures commission merchant.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The second sentence under the heading “Incentive Fees – Method of Calculating” on page 25 of the Prospectus is deleted in its entirety and replaced with the following:

For further information, please see the individual trading advisory agreements for each trading advisor, which were filed as exhibits to Post-Effective Amendment No. 2 to the trust’s Registration Statement on Form S-1, filed with the SEC on October 6, 2008, except for the trading advisory agreement for NuWave, which was filed as an exhibit to the trust’s Annual Report on Form 10-K, filed with the SEC on March 30, 2009, and the trading advisory agreements with Conquest and Haar, which were filed as exhibits to the trust’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2009.

The last sentence of the first paragraph under the heading “The Managing Owner” on page 27 of the Prospectus is deleted in its entirety and replaced with the following:

As of December 31, 2009, the managing owner owned 11,679 units of the trust, and one of its principals owned 18 units.

The biography of Gerald Corcoran under the heading “The Managing Owner – Principals of the Managing Owner” on pages 27-28 of the Prospectus is deleted in its entirety and replaced with the following:

Gerald Corcoran, Chief Executive Officer – Mr. Corcoran has been a member of the RJO family of businesses since he joined in July 1987.  He was appointed Chief Executive Officer of R.J. O’Brien & Associates, LLC in June 2000 and of the General Partner in November 2006.  He has been a member of the General Partner’s Board of Directors since November 2006.  He became a registered NFA principal of the General Partner on December 1, 2006.  He joined R.J. O’Brien & Associates, LLC in July 1987 as Chief Financial Officer and served in that position until September 1992, when he was promoted to Chief Operating Officer, in which capacity he served until June of 2000.  He became a member of the Board of Directors of RJO Holdings, Corp. in May 2007.  Mr. Corcoran also serves on the Board of Governors of the Clearing Corporation since 2002.  Mr. Corcoran has a Bachelor of Business Administration from Loyola University and is a Certified Public Accountant.  Mr. Corcoran is a registered NFA principal, associated person, and NFA associate member of the General Partner since December 1, 2006.  He is also a registered NFA principal of R.J. O’Brien Alternative Asset Management, LLC since December 10, 2004 and an associated person and NFA associate member of the same since September 21, 2009.  Mr. Corcoran is a registered principal since May 2, 1988, associated person since September 4, 1984, and an NFA associate member since August 1, 1985 of R.J. O’Brien & Associates, LLC, the Trust’s futures broker.

The biography of Colleen Mitchell Knupp under the heading “The Managing Owner – Principals of the Managing Owner” on page 28 of the Prospectus is deleted in its entirety.

Effective September 15, 2009, Colleen Mitchell Knupp resigned her positions as President of R.J. O’Brien Fund Management, LLC, the managing owner of the RJO Global Trust, and as Director of the RJO Global Trust.  Ms. Knupp withdrew her status as principal, NFA associate member, and associated person of the managing owner as of September 17, 2009.

The section entitled “The Foreign Currency Broker” on page 67 of the Prospectus is deleted in its entirety and replaced with the following:

The Foreign Currency Broker

Citibank, N.A. is R.J. O’Brien & Associates, LLC’s prime broker and acts as counterparty for spot and forward currency trades.  Under most normal circumstances, a trading advisor will contact at least two counterparties for a quote on each of the trust’s currency trades.

The second full paragraph under the heading “The Trading Advisors – Trading Advisory Agreements” on pages 29-30 of the Prospectus is deleted in its entirety and replaced with the following:

The trust and the managing owner have entered into six advisory agreements with the following commodity trading advisors (CTAs):  Abraham Trading, L.P.; Conquest Capital, LLC; Global Advisors (Jersey) Limited; Haar Capital Management, LLC; John W. Henry & Company, Inc.; and NuWave Investment Management, LLC.  Effective July 1, 2009, each CTA trades a percentage of the trust’s assets, with an approximate percentage of net assets available for trading allocated as follows:

•	Abraham Trading, L.P. – Trading Diversified – 16.66%
•	Conquest Capital, LLC – Macro – 16.66%
•	Global Advisors (Jersey) Limited – Commodity Systematic – 16.66%
•	Haar Capital Management, LLC – Discretionary Commodity Trading Program – 16.66%
•	John W. Henry & Company, Inc. – Diversified Plus – 16.66%
•	NuWave Investment Management, LLC – Combined Futures Portfolio (2x) – 16.66%

Trading Advisor Information and Performance Information

All performance information for the trading advisors is provided as of November 30, 2009.  Information with respect to AIS Futures Management LLC on pages 39-44 of the prospectus is deleted in its entirety.

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The information under the heading “The Trading Advisors – 1. Abraham Trading, L.P. – Capsule A” on page 38 of the Prospectus is deleted in its entirety and replaced with the following:

Capsule A

Abraham Trading, L.P. – Abraham Trading Diversified

Name of commodity trading advisor:	Abraham Trading Company
Name of program:	Diversified
Inception of trading by CTA:	January 1998
Inception of trading in program:	January 1998
Number of open accounts:	10
Aggregate assets overall as of November 30, 2009:	$505,137,447
Excluding “notional” equity:	$313,430,650
Including “notional” equity:	$505,137,447
Aggregate assets in program as of November 30, 2009:	$493,829,033
Excluding “notional” equity:	$302,122,236
Including “notional” equity:	$493,829,033
Worst monthly drawdown since January 1, 2004:	(12.25%), August 2004
Worst peak-to-valley drawdown since January 1, 2004:	(27.18%), November 2004 to July 2005
2009 year-to-date return:	(1.65%) (11 months)
2008 annual return:	28.77%
2007 annual return:	19.20%
2006 annual return:	3.16%
2005 annual return:	(10.95%)
2004 annual return:	15.38%

Actual Trading Performance: January 1, 2004 – November 30, 2009

Monthly Rate of Return	2009		2008	2007	2006	2005	2004
January	(0.71)%		6.44%	(1.08)%	2.56%	(5.48)%	0.47%
February	0.12		6.57	(4.00)	(1.53)	(8.95)	8.38
March	(1.82)		(0.21)	(2.32)	5.71	(1.00)	0.88
April	(3.12)		0.34	6.50	2.75	(10.04)	(6.22)
May	3.89		(0.94)	4.96	(1.70)	1.93	2.53
June	0.53		2.04	3.66	(2.32)	6.66	1.37
July	(2.30)		(4.19)	(2.54)	(5.26)	(12.16)	6.74
August	1.48		0.08	(3.73)	2.72	15.74	(12.25)
September	0.07		5.55	5.20	(1.51)	(5.79)	7.84
October	(1.12)		4.73	4.32	4.08	(5.98)	4.32
November	1.55		2.02	1.16	2.23	14.15	2.79
December	–		3.72	6.47	1.41	3.96	(0.51)
Compound Annual Rate of Return	(1.65 (11 months	)% )	28.77%	19.20%	8.93%	(10.95)%	15.38%

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The information under the heading “The Trading Advisors – 3. Global Advisors L.P.” on page 44 of the Prospectus is deleted in its entirety and replaced with the following:

Global Advisors (Jersey) Limited

Introduction

Global Advisors (Jersey) Limited (“GAJL”) is authorized and regulated by the Jersey Financial Services Commission.  GAJL has been registered with the NFA as a member and commodity trading advisor since January 6, 2009 ( Global Advisors, L.P. (“GALP”), the former operating trading advisor for the Global Advisors entities, was registered as an NFA member and commodity trading advisor since June 26, 2001 until July 1, 2009).  GAJL is not registered as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended, but may do so in the future.

GAJL’s main office, where its books and records are kept, is located Spectrum Unit 9, Gloucester Street, St. Helier, Jersey, JE2 3DE, Channel Islands; email address: rpn@GlobalAdvisors.co.uk.

Russell Newton, Daniel Masters and Dwayne Drexler are principals of GAJL. Trading decisions are 100% driven by the trading recommendations issued by the GCS program daily. There is no human override. In the event of a force majeure event requiring human override, then the trading decisions would be taken by Russell Newton and Daniel Masters together.  Global Advisors (Holdings) Limited is an entity principal of GAJL.

GAJL Principals

Daniel Masters

Mr. Masters is a co-principal, portfolio manager and the Director of Trading and Execution of GAJL. He became a founding director of GAJL and GA Holdings, incorporated in Jersey, on December 2008 and is a major shareholder of Global Advisors (Holdings) Limited (“GA Holdings”), the primary shareholder of GAJL.  He was registered with the NFA as a Principal in December 2008, a NFA Associate Member and an Associated Person in January 2009 and is approved as a Key Person of GAJL by the Jersey Financial Services Commission (“JFSC”).

Mr. Masters has extensive experience in energy trading including physical markets, forward transactions, swaps, options and exotic derivative products, trading strategies and risk management and was previously involved in establishment of the UK natural gas and electricity markets and the origination of the Contract for Difference (“CFD”) market in Europe. Mr. Masters earned a Bachelor of Science (Honours) in Physics from Exeter University, UK in 1984, and followed that with a Masters in Management Science and Operational Research from Imperial College, London, UK in 1985.

Mr. Masters is based in Jersey, Channel Islands.

Over the past five years, Mr. Masters has been a principal of various Global Advisor entities, described below.

Mr. Masters was appointed as a director of Global Advisors Limited (“GAL”) in August 1999 and was registered with the NFA as a Principal in February 1999 and a NFA Associate Member and as an Associated Person from March 1999. These registrations were withdrawn in October 2007. In addition he was appointed as a Branch Manager in August 1999 to July 2001. GAL acted as the general partner of Global Advisors Limited Partners (“GALP”) until GALP was dissolved in December 2009.  Mr. Masters was registered with the NFA as a Principal from October 2008 to July 2009, an Associated Person and an NFA Associate Member from June 2001 to October 2008 and approved with the Financial Services Authority (“FSA”) in the United Kingdom as a Customer Function between 17 June 2008 and 7 July 2009.

Mr. Masters was a partner of Radigund Management LLC, an alternative asset management firm, from May 2000 and was registered with the NFA as a Principal, a NFA Associate Member and as an Associated Person from June 2000 to September 2005.

Mr. Masters became a director of Global Advisors International Limited (“GAIL”) in September 2000 and was registered with the NFA as a Principal and an Associated Person from December 2000 to March 2008 and an NFA Associate Member from December 2000 to February 2008. GAIL is 100% owned by GAL and acts as the General Partner to the US feeder fund Global Commodity Systematic LP.

Mr. Masters was a director of Global Operations Services, Inc (“GOS”) from September 2000 to December 2009, when GOS was closed, and registered with the NFA as a Principal, a NFA Associate Member and an Associated Person from November 2000 to October 2007. GOS, a Delaware, U.S.A. corporation was a wholly owned subsidiary of GAL, to which GALP delegated certain portfolio management and administrative services.

Russell Newton

Mr. Newton is a co-principal, portfolio manager and the Director of Systematic Model Research & Development of GAJL. He became a founding director of GAJL and GA Holdings, incorporated in Jersey, in December 2008 and is a major shareholder of GA Holdings, the primary shareholder of GAJL.  He was registered with the NFA as a Principal in December 2008 and a NFA Associate Member and an Associated Person in January 2009 and is approved as a Key Person and Compliance Officer of GAJL by the JFSC.

Mr. Newton has extensive experience in the development and execution of new derivative trading structures, market analysis (economic, fundamental, statistical and technical) and computer systems analysis, design and programming. He is skilled in several computer languages. Mr. Newton received a Bachelor of Arts (Honours) in Natural Sciences (Experimental Psychology) from Cambridge University, UK, in 1986.

Mr. Newton is based in Jersey, Channel Islands.

Over the past five years, Mr. Newton has been a principal of various Global Advisor entities, described below.

Mr. Newton was appointed as a director of GAL in January 1999 and was registered with the NFA as a Principal and a NFA Associate Member from May 1999 until October 2007 and as an Associated Person from April 1999 to October 2007. GAL acted as the general partner of GALP until GALP was dissolved in December 2009. Mr Newton was a limited partner of GALP from March 2001 to December 2009 and registered with the NFA as Principal, a NFA Associate Member and an Associated Person of GALP from June 2001 to July 2009 and approved with the FSA in the United Kingdom as the Chief Executive Function and Customer Function between  December 2001 and July 2009, the Compliance Oversight and Money Laundering Reporting Officer Functions between December 2001 and  March 2003 and May 2008 and July 2009 respectively.

Mr. Newton became a director of GAIL in September 2000 and was registered with the NFA as a Principal and Associated Person from December 2000 to March 2008 and a NFA Associated Person from December 2000 to February 2008. GAIL is 100% owned by GAL and acts as the General Partner to the US feeder fund, Global Commodity Systematic LP.

Mr. Newton was a director of GOS from September 2000 to December 2009, when GOS was closed, and registered with the NFA as a Principal, a NFA Associate Member and an Associated Person from November 2000 to October 2007. GOS, a Delaware, U.S.A. corporation was a wholly owned subsidiary of GAL, to which GALP delegated certain portfolio management and administrative services.

Dwayne Drexler

Mr. Drexler is the Chief Operating Officer, a director and shareholder, of GAJL and was registered with the NFA as a NFA Associated Member and an Associated Person from January 2009 and as a Principal from December 2009.  He is also approved as a Key Person, the Money Laundering Compliance Officer and the Money Laundering Reporting Officer by the JFSC.

Mr. Drexler has had extensive operational and risk management experience. Prior to joining Global Advisors, Mr. Drexler performed a middle office role for a large global energy derivatives trading desk where he was responsible for position and profit/loss reconciliation and reporting, maintenance of risk management tools, and resolution of operational problems.  He was also heavily involved in the successful implementation of a new trading and risk management system for the energy derivative desk. Prior to this Mr. Drexler worked as an internal auditor focusing on risk management, operational controls and technology utilized in the trading businesses.  Mr. Drexler graduated with a triple major from Georgetown University in 1995, with a Bachelor of Science/Bachelor of Arts in Accounting, Finance, and International Business.

Mr. Drexler is based in Jersey, Channel Islands.

Over the past five years Mr. Drexler has been connected to various Global Advisor entities, described below.

On behalf of GAL, Mr. Drexler was registered with the NFA as a Principal between April 2000 and May 2001 and an NFA Associate Member from May 1999 until October 2007 and as a Associated Person from July 1999 to October 2007. GAL acted as the general partner of GALP until GALP was dissolved in December 2009. Mr. Drexler was a limited partner of GALP from April 2004 to March 2009 and registered with the NFA as Principal from March 2004 to June 2008, an NFA Associate Member and Associated Person from June 2001 to February 2009.

Mr. Drexler became a director of GAIL in October 2000 and was registered as a Principal and an Associated Person from December 2000 to March 2008 and a NFA Associated Member from December 2000 to February 2008. GAIL is 100% owned by GAL and acts as the General Partner to the US feeder fund, Global Commodity Systematic LP.

Mr. Drexler was a director of GOS from September 2000 to December 2009, when GOS was closed, and registered as a Principal, a NFA Associate Member and an Associated Person from November 2000 to October 2007. GOS, a Delaware, U.S.A. corporation was a wholly owned subsidiary of GAL, to which GALP delegated certain portfolio management and administrative services.

Global Advisors (Holdings) Limited

Global Advisors (Holdings) Limited (“GAHL”) is a limited liability company which is incorporated in Jersey.  GAHL’s directors are Daniel Masters & Russell Newton.  GAHL has been an NFA registered entity principal of GAJL since December 5, 2008.

GAJL and its principals may, from time to time, trade securities, futures, and related contracts for their own proprietary accounts.  If GAJL or its principals engage in such trading, investors will not be able to inspect such records.

Neither GAJL nor its principals have any beneficial or ownership interest in the Trust.

Legal Concerns

There have been no material administrative, civil, or criminal proceedings against GAJL or any of its principals, which are pending, are on appeal or have concluded at any time during the last five years.

Trading Program

The following description of GAJL, its trading systems, methods, models, and strategies is general and not intended to be exhaustive.  Additionally, the following description of GAJL’s trading strategy relates to GAJL generally and not to the trust itself.

Approximately 5% to 10% of the trust’s assets traded by GAJL are committed as margin (this percentage will vary from month to month and can be significantly higher or lower than indicated).

Objective

The objective of GAJL’s Commodity Systematic Program (“the Program”) is to seek profits from commodity interest transactions while taking reasonable steps to protect capital relative to the rates of return sought.  No assurance can be given that this objective will be met, and an investment in the offered program should only be considered by investors that can assume the significant risks associated with commodity interest trading, including the loss of their entire investment.  GAJL attempts to accomplish this objective by following the trading methods set forth below.

Trade Selection

GAJL operates a fully automated and systematic quantitative trade and portfolio management tool that has been developed for the commodity futures markets.  This tool has been designed to run as a low volatility, low draw-down system that provides diversification across a wide range of instruments, including inter- and intra-commodity spreads.  It trades infrequently and incrementally with the aim of reducing the effects of transaction costs and to increase capacity within its markets.

GAJL will use the systematic tool described above to manage the Program’s relative exposure to the commodity markets.  The system is comprised of three parts:

•	The first part processes the data and then extracts those features relevant to the trading system, discarding noise in an adaptive and novel manner.

•	The second part then takes this feature set and applies the trade models, outputting a set of positions and stops across the commodity portfolio.

•	The third and final part of the system comprises the portfolio overlay.

Money Management

GAJL and its principals believe that money management discipline is a vital element of any trading program.  This discipline is comprised of the following major components which are utilized in the Program:

1.	Diversification

GAJL trades primarily U.S. exchange-traded commodity futures and options on futures contracts, and may trade on any United States and non-United States exchange that has been designated as a “contract market” by the CFTC and on certain other non-United States exchanges.  “Commodity interests” include, but are not limited to, contracts on and for physical commodities, currencies, money market instruments and items which are now, or may hereafter be, the subject of trading futures contracts, swaps, and other commodity-related contracts.  GAJL may also trade the cash and forward markets, including the interbank market and exchange of futures for physicals (“EFPs”) for its client accounts.

The trading strategy is designed to gain exposure to opportunities in the majority of actively traded market groups, while simultaneously limiting, to the extent possible, the exposure in any one particular group.  The intent of this policy is to increase, on a systematic basis, opportunities for gain, decrease risk, and provide more consistent returns.  Especially in view of the above, there may be times, due to market and other conditions, when trading is not well diversified; in fact, on occasion, there may be a heavy concentration of a given commodity (such as Brent crude) or a commodity complex (such as energies) which could result in a greater return or risk to the account.

2.	Risk Management

GAJL estimates that for the program, which targets 10% annualized volatility, approximately 5%-10% of a client account’s net asset value on both an intraday and overnight basis will be committed to margin at any one time.  However, margin usage may, from time to time, be greater or less than this range, depending on market conditions, current margin requirements and changes in account equity.

3.	Client Rebalancing

GAJL seeks to ensure that market risk and return are appropriately balanced across clients in proportion to each client’s account equity.  GAJL regularly balances clients’ exposure to net position in each futures contract, or option on futures contract accordingly.

Trades are allocated during the month on a ticket-by-ticket basis according to volume and price sequence parameters determined near the beginning of the month with client account equities.  As the program’s net contract positions are added to or reduced, each client’s exposure to the Program’s net position in a contract under this method may not exactly equal its proportionate level of risk as represented by its account equity.  To correct these risk imbalances, at its discretion GAJL makes trades on a regular basis which rebalance client account risks to what they should be given each client’s account equity.  GAJL may simultaneously reduce a position for one client while adding to a position for another client at prevailing market prices to adjust each client’s risk to its appropriate level given their account size as a proportion of the Program’s overall assets under management.  Discretion includes employing knowledge of a contract’s volatility and the size of the necessary rebalancing trades, and balancing that need with the desire to minimize slippage and commissions for clients.  Near the beginning of each month, GAJL rebalances each client account to reflect their proportion of the net equity in the Program.

Modification

GAJL does not intend to alter its primary reliance on a combination of outside source data in conjunction with internally developed proprietary trading systems that evaluate technical and fundamental indicators deemed relevant by GAJL to evaluate trading opportunities.  However, GAJL reserves the right to make minor adjustments to its risk management and other trading policies. GAJL Commodity Systematic Past Performance

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by GAJL or the trust in the future, since past results are no guarantee of futures results.  There can be no assurances that GAJL or the trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the trust’s assets are allocated to the GAJL Commodity Systematic program.

The information set forth in the tables below has not been audited; however, GAJL believes that this information is accurate and fairly represented.

Capsule A

Global Advisors (Jersey) Limited – Commodity Systematic

Name of commodity trading advisor:	Global Advisors (Jersey) Limited (1)
Name of program:	Global Commodity Systematic
Inception of trading by CTA:	July 2005
Inception of trading in program:	July 2005
Number of open accounts:	14
Aggregate assets overall as of November 30, 2009:
Excluding “notional” equity:	$111,191,561
Including “notional” equity:	$328,889,631
Aggregate assets in program as of November 30, 2009:
Excluding “notional” equity:	$111,191,561
Including “notional” equity:	$328,889,631
Worst monthly drawdown since inception:	(4.65%), August 2007
Worst peak-to-valley drawdown since inception:	(5.45%), July 2008 to August 2008
2009 year-to-date return:	2.54% (11 months)
2008 annual return:	20.39%
2007 annual return:	14.87%
2006 annual return:	21.91%
2005 annual return:	11.50% (6 months)

Actual Trading Performance: July 1, 2005 – November 30, 2009

Monthly Rate of Return	2009		2008	2007	2006	2005
January	(0.13)%		3.09%	0.13%	6.24%	–
February	0.38		10.47	2.55	(1.16)	–
March	(1.32)		(3.74)	(0.58)	2.69	–
April	(0.12)		1.46	1.93	9.67	–
May	1.25		2.60	(1.33)	0.83	–
June	(0.45)		2.12	0.63	(0.18)	–
July	(0.58)		(3.68)	2.32	(1.51)	(2.21)
August	1.69		(1.84)	(4.65)	(0.17)	6.98
September	(0.73)		2.35	9.40	2.58	0.17
October	(0.24)		5.23	2.83	2.09	0.78
November	2.83		0.84	(1.40)	0.45	4.66
December	–		0.60	2.75	(0.97)	0.88
Compound Annual Rate of Return	2.54 (11 months	% )	20.39%	14.87%	21.91%	11.50 (6 months	% )

(1) The information provided in this capsule combines accounts managed under the Commodity Systematic program either by GALP or by Global Advisors (Jersey) Limited (GAJL).  GALP migrated all of its clients to GAJL; the Commodity Systematic program was, and continues to be, managed by the same principals, systems, trading staff and processes before and after the migration.

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The biography of Mr. Michael Flannery under the heading “The Trading Advisors – 4. John W. Henry & Company, Inc. – JWH Principals” on page 52 of the Prospectus is deleted in its entirety.

Changes to Principals of John W. Henry & Company, Inc.

Effective November 6, 2009, Michael Patrick Flannery is no longer affiliated with John W. Henry & Company, Inc. as a principal or associated person, or as an associate member of NFA.

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The information under the heading “The Trading Advisors – 4. John W. Henry & Company, Inc. – Capsule A” on page 59 of the Prospectus is deleted in its entirety and replaced with the following:

Capsule A

John W. Henry & Company, Inc. – JWH Diversified Plus

Name of commodity trading advisor:	John W. Henry & Company, Inc.
Name of program:	JWH Diversified Plus
Inception of trading by CTA:	October 1982
Inception of trading in program:	April 2007
Number of open accounts:	4
Aggregate assets overall as of November 30, 2009:	$207,117,497
Aggregate assets in program as of November 30, 2009:	$37,518,131
Worst monthly drawdown since inception:	(16.91%), July 2008
Worst peak-to-valley drawdown since inception:	(24.25%), June 2008 to August 2008
2009 year-to-date return:	(0.91%) (11 months)
2008 annual return:	40.09%
2007 annual return:	24.15% (9 months)

Actual Trading Performance: April 1, 2007 – November 30, 2009

Monthly Rate of Return	2009		2008	2007
January	0.10%		4.75%	–
February	(0.11)		13.27	–
March	(2.01)		1.97	–
April	(1.81)		(6.35)	4.38
May	0.11		4.97	0.40
June	(3.53)		8.60	3.93
July	0.98		(16.91)	(4.13)
August	1.33		(8.83)	(3.31)
September	0.93		3.37	9.59
October	(2.53)		30.77	4.27
November	5.96		4.43	5.02
December	–		1.41	2.47
Compound Annual Rate of Return	(0.91 (11 months	)% )	40.09%	24.15 (9 months	% )

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The below information should be added to the narrative under the heading “The Trading Advisors – 5. NuWave Investment Management, LLC – NuWave Principals” on page 60:

NuWave Investment Corp. is a Florida corporation.  NuWave Investment Corp. has been a registered entity principal of NuWave since February 13, 2009.

NuWave Principals LLC is a Delaware limited liability company.  NuWave Principals LLC has been a registered entity principal of NuWave since February 13, 2009.

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The information under the heading “The Trading Advisors – 5. NuWave Investment Management, LLC. – Capsule A” on page 65 of the Prospectus is deleted in its entirety and replaced with the following:

Capsule A

NuWave Investment Management, LLC – Combined Futures Portfolio (2x)

Name of commodity trading advisor:	NuWave Investment Management, LLC
Name of program:	Combined Futures Portfolio 2x
Inception of trading by CTA:	May 2001
Inception of trading in program:	February 2005
Number of open accounts:	28
Aggregate assets overall as of November 30, 2009:
Excluding “notional” equity:	$153,411,689
Including “notional” equity:	$598,949,073
Aggregate assets in program as of November 30, 2009:
Excluding “notional” equity:	$153,411,689
Including “notional” equity:	$566,230,367
Worst monthly drawdown since inception:	(11.72%), August 2007 (1)
Worst peak-to-valley drawdown since inception:	(13.91%), June 2007 to August 2007 (1)
2009 year-to-date return:	(7.45%) (11 months)
2008 annual return:	51.50%
2007 annual return:	(0.12%)
2006 annual return:	11.87%
2005 annual return:	17.78% (11 months)

Actual Trading Performance:  February 1, 2005 – November 30, 2009(2)

Monthly Rate of Return	2009		2008	2007	2006	2005
January	(0.02)%		3.06%	0.93%	2.89%	–
February	(0.07)		4.35	(2.83)	(3.50)	(0.48)
March	0.21		1.15	(1.95)	0.85	1.10
April	(1.32)		(5.75)	2.39	3.23	(4.93)
May	(8.74)		(4.50)	0.34	0.99	4.15
June	0.33		(3.04)	5.52	(1.18)	3.98
July	(2.52)		8.73	(2.48)	(1.53)	3.81
August	3.09		10.12	(11.72)	2.68	6.80
September	1.06		10.90	2.44	1.92	2.59
October	(1.85)		17.21	2.80	1.44	(7.18)
November	2.63		2.57	3.04	(0.95)	5.06
December	–		0.24	2.57	4.74	2.51
Compound Annual Rate of Return	(7.45 (11 months	)% )	51.50%	(0.12)%	11.87%	17.78 (11 months	% )

(1) NuWave calculates worst monthly drawdown and worth peak-to-valley drawdown on a composite basis instead of by account.
(2) Monthly returns in the table above are presented net of 1% management and 20% quarterly incentive fee.

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Information about Conquest Capital, LLC

Conquest Capital, LLC (“Conquest”), is a Delaware limited liability company engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) across geographic centers and across assets classes.  Conquest manages accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

Conquest has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity trading advisor and a commodity pool operator and has been a member of the National Futures Association (“NFA”) since May 9, 2001.

Conquest has four principals, one of which is an entity principal: Marc H. Malek, Harold Feder, David M. Cielusniak, and Conquest Capital Group, LLC.  Mr. Malek is responsible for making trading decisions for Conquest.

Principals

Marc H. Malek is a registered principal, associated person, and NFA associate member of Conquest Capital, LLC since May 9, 2001.  Mr. Malek started his career in September 1992 at Salomon Brothers, an investment bank in New York, as a financial analyst in the Financial Strategy Group.  From Salomon, he was hired in March 1993 by KB Currency Advisors, a $400 million hedge fund and financial advisory firm. For the next two years, Mr. Malek traded currency options, worked on developing proprietary trend following trading systems, and dealt with currency overlay customers.  Mr. Malek left KB and joined UBS, an investment bank, in March 1995, where he held various senior level positions within the foreign exchange department in New York, London and Tokyo until December 1998.  During that time, he was the worldwide head of the Exotic FX Derivatives Group, he held the post of Executive Director in charge of FX Proprietary Trading in Europe. After leaving UBS in December 1998, Mr. Malek worked on forming his own investment management firm, which he did in May 1999 with Enterprise Asset Management.  He was a principal of the investment management firms of Avalon Asset Management and Enterprise Asset Management from May 1999 until co-founding Conquest Capital Group (“CCG”) and its affiliates in April 2001.  In May 2001, Mr. Malek and Mr. Rich Silver joined as partners and started Camelot LLC (now CCG).  Mr. Malek became a principal of Condor Capital LLC on May 9, 2001 and CC Asset Management LLC, on February 19, 2003, both wholly-owned subsidiaries of CCG at that time.  On June 20, 2007, CCG separated from Condor Capital LLC and CC Asset Management LLC and no longer has any affiliation or association with those entities.  Mr. Malek remains registered as a principal of both Condor Capital LLC and CC Asset Management LLC due to retained beneficial ownership.  Mr. Malek graduated with Honors from the California Institute of Technology (“Caltech”) with a B.S. in Engineering and Applied Science and holds a B.A. in Mathematics from Reed College.

Harold Feder is a registered principal of Conquest Capital, LLC since March 6, 2008.  Mr. Feder graduated Summa Cum Laude from Touro College in June 1996 with a Bachelor of Science in Accounting.  He worked in public accounting for seven years, most recently as an audit manager at Grant Thornton’s Financial Services Industry Group, an international accounting firm. While at Grant Thornton from November 2000 to October 2003, Mr. Feder was in charge of auditing various hedge funds, private equity partnerships and broker dealers.  He was also an instructor in Grant Thornton’s Continuing Professional Education Center where he gave courses on Audit Planning and on Auditing Broker-Dealers.  Mr. Feder also worked as an accountant in the Financial Reporting Department at Tudor Investment Corp., an investment management firm, from October 2003 to August 2004.  Mr. Feder joined Conquest in August 2004 and served as an Assistant Vice President until June 2007.  In July 2007 Mr. Feder became the Chief Financial Officer at Conquest.  Mr. Feder is licensed as a CPA in New York State.  He is also a member of the American Institute of Certified Public Accountants as well as the NYS Society of Certified Public Accountants where he has served on the Stock Brokerage committee.

David M. Cielusniak is a registered principal of Conquest Capital, LLC since March 6, 2008.  Mr. Cielusniak graduated in May 1995 with a Bachelor of Science in Business Administration from Georgetown University with a concentration in Finance and minor in Economics.  He graduated in May 1999 with a Juris Doctorate from the Fordham University School of Law.  Prior to joining Conquest as the COO and Chief Compliance Officer in August 2007, Mr. Cielusniak was counsel to the Alternative Investment Division at Credit Suisse, an investment bank, from December 2005 through August 2007, where he provided legal coverage to hedge funds and various alternative products.  Before Credit Suisse, he was an attorney for the Alternative Investment Management Division at Lehman Brothers, an investment bank, from September 2004 through November 2005.  Mr. Cielusniak also practiced law at the law firms of Kramer Levin Naftalis & Frankel LLP from March 2003 through September 2004 and Cadwalader, Wickersham & Taft from September 1999 through March 2003.

Conquest Capital Group, LLC is a limited liability company formed in Delaware in June 2001 by Mr. Marc H. Malek.  Mr. Malek is a principal of Conquest Capital Group, LLC.  Conquest Capital Group, LLC has been a registered entity principal of Conquest since May 9, 2001.

Conquest and its principals may, from time to time, trade futures, forwards, and options contracts and securities for their own proprietary accounts.  Such trades may or may not be in accordance with the Conquest trading program described below.  Conquest will permit its investors to see records relating to the performance of accounts and allocations of orders among Conquest’s various clients and even proprietary trading results, while maintaining required confidentiality of its investors.

Neither Conquest nor any of its principals have a beneficial or ownership interest in the Trust.

There have been no material administrative, civil or criminal proceedings against Conquest or its principals that are pending, are on appeal or have concluded at any time since inception.

Trading Program

Conquest provides trading advisory services to customers with respect to futures interest contracts across geographic centers and across assets classes.  As of the date of this prospectus supplement, Conquest offers its clients four trading programs.  Conquest’s “Macro” trading program is utilized in Conquest’s management of assets on behalf of the Trust.

Macro Trading Program Methodology

Conquest’s Macro trading program is designed to create a combination of an absolute return portfolio and a portfolio hedge product.  Conquest’s Macro strategy is primarily a short-term trading strategy with a trend-following bias that concentrates on many of the markets that would react strongly to national or global systemic shocks, such as September 11, 2001.  Conquest’s Macro trading program currently trades in 31 markets, including: currency pairs, fixed-income, stock indices, energies, and metals.  New positions are based on total portfolio equity.

Implementation of Trading Programs

Conquest uses quantitative models to ensure disciplined investment decisions.  The Macro trading program uses several trading strategies that take advantage of trends that occur in different time frames, and that work independently of the other strategies.  The first strategy exploits short-term price/time/volatility relationships present in fixed income, foreign exchange, energy, metal, and stock index markets.  The second strategy looks to capture market movements that constitute a short-term trend.  The third strategy makes use of counter-trend opportunities within longer-term trends, for example, by entering the market when trends are reversing abruptly.

Conquest’s Macro trading program is 90% systematic and 10% discretionary.  The systematic component reduces the amount of manual work required to identify trade entry and exit levels.  Conquest applies its research efforts toward improving its trading systems.  Conquest’s portfolio manager applies his discretion by adjusting the composition of the portfolio and identifying major opportunities in the markets rather than on a trade-by-trade basis.

Portfolio and Risk Management

Conquest sets its trade size on a security inversely proportional to the level of recent volatility of the security.  Each new position for a market is sized by calculating the number of contracts that would provide the desired dollar volatility for that market for that system.  Conquest uses price volatility instead of return volatility in its calculations and does not implement pyramiding, scaling out of positions, and other methods of trading the equity curve as part of its portfolio management rules.

Conquest applies a disciplined risk control methods to its Macro trading program, which are incorporated in the stop-loss and position size calculation for Conquest systems.  Conquest selects the level of exposure for the Macro program so that the maximum hypothetical drawdown is below acceptable real-time drawdown levels.  Conquest selects from the following risk measures: price volatility of positions at the time of entry, maximum per trade risk from entry to stop, maximum per trade risk from closing price to stop, portfolio maximum daily loss, portfolio maximum consecutive daily drawdown, standard deviation of portfolio daily returns, slippage as percentage of return, and liquidity.

Conquest’s trading programs have volatility-based stops for positions in the market.  Position sizes are based on price volatility to equalize risk at the trade initiation time for all markets within each trading program.

Conquest Macro Past Performance

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Conquest or the Trust in the future, since past results are no guarantee of future results.  There can be no assurances that Conquest or the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the Trust’s assets are allocated to the Conquest Macro trading program.

The past performance information set forth in Capsule A below has not been audited; however, Conquest believes that this information is accurate and fairly represented.

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Capsule A

Conquest Capital, LLC – Conquest Macro

Name of Commodity Trading Advisor:	Conquest Capital LLC
Name of Program:	Conquest Macro
Inception of trading by CTA:	May 1, 1999
Inception of trading in program:	June 1, 2001
Number of open accounts:	14
Aggregate assets overall as of November 30, 2009:
Excluding “notional” equity:	$232 million
Including “notional” equity:	$571 million
Aggregate assets in program as of November 30, 2009:
Excluding “notional” equity:	$191 million
Including “notional” equity:	$414 million
Worst monthly Composite drawdown since January 1, 2004:	(10.70%), August 2009
Worst peak-to-valley Composite drawdown since January 1, 2004:	(15.67%), Aug. 2009 to Nov. 2009
2009 year-to-date return:	(6.39%) (11 months)
2008 annual return:	45.58%
2007 annual return:	20.88%
2006 annual return:	8.04%
2005 annual return:	1.68%
2004 annual return:	(0.67%)

Actual Trading Performance: January 1, 2004 – November 30, 2009**

Monthly Rate of Return	2009		2008	2007	2006	2005	2004
January	6.20%		13.05%	(0.50)%	2.89%	(9.80)%	1.79%
February	(1.49)		3.92	(2.32)	(0.94)	(1.05)	0.76
March	(2.90)		4.17	1.29	(3.01)	(0.01)	(1.64)
April	(3.44)		1.42	2.34	11.64	1.25	0.18
May	5.05		(5.64)	(8.44)	5.34	2.27	1.20
June	2.13		8.06	(0.74)	(2.02)	2.22	(7.76)
July	5.49		(6.40)	11.55	(1.66)	(1.96)	(1.59)
August	(10.70)		6.08	0.53	(5.05)	2.66	(0.17)
September	(3.69)		8.50	4.28	(5.95)	(0.53)	(3.28)
October	(0.36)		3.80	4.45	3.91	(1.07)	3.95
November	(1.60)		2.08	6.70	3.28	5.71	2.69
December	–		0.78	1.30	0.64	2.81	3.80
Compound Annual Rate of Return	(6.39 (11 months	)% )	45.58%	20.88%	8.04%	1.68%	(0.67)%

**Monthly returns in the table above are presented net of 2% management and 20% quarterly incentive fee.

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Information about Haar Capital Management, LLC

Haar Capital Management, LLC (“Haar”), is a Delaware limited liability company engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) on United States and foreign exchanges and markets.  Haar managed accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

Haar has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity trading advisor and has been a member of the National Futures Association (“NFA”) since September 21, 2005.

Haar has one principal, Stanley Haar, who has been the sole Member and President of Haar since its inception.  Mr. Haar is responsible for making trading decisions for Haar.

Principals

Stanley P. Haar formed Haar Capital Management LLC on August 1, 2005, after resigning from his position as a financial consultant at Smith Barney (Citigroup), a global financial services firm, where he had been employed since May 2002.  Mr. Haar has been registered as an associated person and member of the NFA and listed as a principal of Haar Capital Management, LLC since September 21, 2005.  Mr. Haar was registered from February 11, 2003 to August 1, 2005 as an associated person of Citigroup Capital Markets, a broker dealer and futures commission merchant providing securities and futures brokerage services.  At Citigroup Capital Markets Mr. Haar focused on providing commodity trading advice to retail futures clients.  Before joining Smith Barney, Mr. Haar spent three months (February 2002-May 2002) focused on proprietary commodity trading and investments, during which time he was not employed.  From November 1997 to February 2002, Mr. Haar was manager of international business development for Franklin Templeton Investments, a global investment money management organization.  He provided legal, administrative and marketing support for the successful start-up of Bradesco Templeton Asset Management Ltda., a joint venture money management firm with one of Brazil’s largest banks.  Mr. Haar also served on the investment committee of the Fundo Bradesco Templeton de Valor e Liquidez, a corporate governance equity fund, with portfolio management responsibility for the agribusiness and textile holdings in the fund.  From June 1996 to October 1997, Mr. Haar was vice president of Camas International, an agricultural technology company located in Pocatello, Idaho.  From July 1993 to June 1996, he was employed as an agribusiness and marketing consultant for Olivia Foods, Peaceworks LLC and other Israeli clients.  From September 1989 to June 1993, Mr. Haar was a graduate student at Stanford University.  Earlier in his career, Mr. Haar spent a total of 8 years with Continental Grain Company (from June 1977 to October 1980 and from November 1984 to August 1989), a commodity trading corporation, holding various trading and management positions in the United States and Latin America.  For three years, from February 1986 through August 1989, he was the commercial director of Brazilian operations, with trading and risk management responsibilities for a soybean processing plant, country elevator network, vegetable oil refinery, feed mill, integrated poultry division, and grain export terminals.  Mr. Haar also worked as an associated person from November 1980 to June 1982 for Shearson/American Express a registered futures commissions merchant, and from June 1982 to December 1983 for Ace America, Inc., a registered futures commission merchant and from December 1983 to October 1984 at Prudential Equity Group, LLC, a futures commission merchant providing retail futures and options trading services.  At all three firms, Mr. Haar was involved in commodity futures trading and providing brokerage services to retail clients.  Mr. Haar received a BA degree in Economics and International Studies from the School of International Service at American University (1971).  He earned his degree in two calendar years with the highest GPA in university history, and was awarded a National Science Foundation Fellowship for graduate study in economics.  In 1971-72, Mr. Haar was a Fulbright Scholar in Brazil, where his research focused on the International Coffee Agreement.  Mr. Haar holds three graduate degrees from Stanford University: MBA (1977) from the Graduate School of Business, MA (1990) from the Food Research Institute (concentration in futures markets and international trade), and JD (1993) from Stanford Law School.  He has written articles on futures markets and international investments for publications such as Commodities Magazine and the Global Finance Journal.  In addition to managing Haar Capital, Mr. Haar spends approximately five hours per week serving as a consultant to Gould Asset Management, LLC, a registered investment advisor based in Claremont, California.  Gould Asset Management, LLC manages equity and fixed income portfolios and does not engage in futures trading.

Haar and its principal, Mr. Haar, may, from time to time, trade futures, forwards, and options contracts and securities for their own proprietary accounts.  Such trades may or may not be in accordance with the Haar trading program described below.  It is possible that Haar and/or its principals may from time to time be inadvertently competing with the Trust for similar futures interest contract positions in one or more markets or may take positions in their proprietary accounts which are opposite the positions taken for the Trust.  Haar will permit its investors to see records relating to the performance of accounts and allocations of orders among Haar’s various clients and even proprietary trading results, while maintaining required confidentiality of its investors.

Haar and Mr. Haar do not have a beneficial or ownership interest in the Trust.

There have been no material administrative, civil or criminal proceedings against Haar or Mr. Haar, that are pending, are on appeal or have concluded at any time since inception.

Trading Program

Haar is engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, “futures interest contracts”) on United States and foreign exchanges and markets.  As of the date of this prospectus supplement, Haar offers its clients three trading programs.  Haar’s “Discretionary Commodity Trading Program” is utilized in Haar’s management of assets on behalf of the Trust.

Discretionary Commodity Trading Program Methodology

Haar’s Discretionary Commodity Trading Program is designed to achieve the capital appreciation of its client’s assets through the speculation in financial and commodity futures and options contracts in market sectors including, without limitation, currencies, metals, financials, energies, softs, livestock, grains, and equity indices.  In managing the accounts of customers, the Discretionary Commodity Trading Program uses a primarily fundamental strategy although technical analysis may also be employed to help determine specific entry and exit points and the placement of stop-loss orders. Haar believes that commodity price changes occur due to changing fundamental factors; Haar seeks to achieve profit from longer-term trends that develop due to those changing factors. Among the fundamental factors to be analyzed will be product supply and demand outlook, projected carryout stocks as a percentage of consumption, weather developments and forecasts, economic trends, and government policies. Based on its experience in managing commercial and speculative trading positions, and recognizing that future states of the world cannot be known with certainty, the advisor seeks to identify skewed risk-reward opportunities; i.e., situations in which the probability of a large gain is seen as being approximately equal to the probability of a small loss. Haar may refrain from trading most markets at any given time, based on its assessment of neutral or unattractive risk-reward conditions. In addition to outright long and short positions, trading strategies may include inter and intra-market spread positions and the use of commodity options.

Haar, at its discretion and according to its research, may add to or delete from the markets traded in each portfolio.  The actual portfolio balance and number of markets traded may depend, in part, on the size of the Trust’s account.

Implementation of Trading Programs

The trading strategies utilized by Haar may be revised from time to time by Haar as a result of ongoing research and development, which seeks to devise new trading strategies, as well as test methods currently employed. The trading strategies used by Haar in the future may differ significantly from those presently used, due to the changes, which may result from this research. Unitholders will not be informed of these changes as they may occur.  In addition, Haar may refine or change the implementation of its strategy (including but not limited to technical factors, markets traded and or money management principles) without prior notice to or approval by Unitholders. There can be no assurance that Haar’s approach to trading will yield the same results as it has in the past.

Risk Management

Haar utilizes certain risk management tools, including stop-loss orders and portfolio diversification.  Haar also manages risk by varying the size of positions based in part on an assessment of market volatility.  To manage these risks, Haar evaluates the volatility and correlation across multiple markets, as well as projected price behavior in response to specific market-moving events, consistent with managing longer-term risks and evaluating longer-term trends.  No assurances can be made, however, that the historical market correlations will occur or persist in all market conditions.

Haar Discretionary Commodity Trading Program Past Performance

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Haar or the Trust in the future, since past results are no guarantee of future results.  There can be no assurances that Haar or the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the Trust’s assets are allocated to the Haar Discretionary Commodity Trading Program.

The past performance information set forth in Capsule A below has not been audited; however, Haar believes that this information is accurate and fairly represented.

Capsule A

Haar Capital Management, LLC – Discretionary Commodity Trading Program

Name of Commodity Trading Advisor:	Haar Capital Management, LLC
Name of Program:	Discretionary Commodity Trading Program
Inception of trading by CTA:	December 17, 2005
Inception of trading in program:	December 17, 2005
Number of open accounts:	63
Aggregate assets overall as of November 30, 2009:	$110,699,862
Aggregate assets in program as of November 30, 2009:	$98,293,751
Worst monthly Composite drawdown since inception:	(10.05%), March 2007
Worst peak-to-valley Composite drawdown since inception:	(12.61%), February 2007 to April 2007
2009 year-to-date return:	(4.93%) (11 months)
2008 annual return:	1.78%
2007 annual return:	16.17%
2006 annual return:	27.37%
2005 annual return:	1.03% (1 month)

Actual Trading Performance: December 17, 2005 – November 30, 2009**

Monthly Rate of Return	2009	2008	2007	2006	2005
January	(0.42)%	2.02%	(0.77)%	9.47%	—
February	(3.09)	1.53	4.55	(2.26)	—
March	0.30	(3.07)	(10.05)	2.47	—
April	1.84	1.64	(2.84)	0.41	—
May	4.36	1.92	1.04	3.28	—
June	(3.08)	4.45	6.45	1.50	—
July	0.14	0.15	(3.09)	(2.88)	—
August	0.90	(1.28)	(2.47)	0.56	—
September	0.35	(3.34)	7.18	(4.06)	—
October	(2.32)	(1.99)	2.16	5.06	—
November	(3.72)	(0.01)	6.23	10.12	—
December	–	0.04	8.36	1.88	1.03%
Compound Annual Rate of Return	(4.93 (11 months))%	1.78%	16.17%	27.37%	1.03 (1 month)%

**Monthly returns in the table above are presented net of 1% management and 20% quarterly incentive fee, which fees are the average rates for all the accounts traded by Haar.  Additionally, some fully-funded accounts may have less than Haar’s minimum units size for trading purposes and may experience a higher or lower monthly rate of return as compared to the composite.  The above table was prepared on the basis of the nominal account size method from December 17, 2005 to November 30, 2009 based on actual client account trading results.

***Annual compounded rate of return is computed using a hypothetical $1,000 Investment Index, which illustrates how a theoretical $1,000 investment, if left untouched, would have appreciated or depreciated during the entire year.  Since the performance table is the combination of many separate accounts, this is a theoretical figure and should not be taken as indicative of any results that an account may have in the future.  The year-to-date rate of return is the ending $1,000 Index minus $1,000 and divided by $1,000.

You should read the footnotes located under “Notes to the Performance Information” on pages 31 to 32 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Statement of Additional information contained on pages 86 through 109 of the Prospectus is deleted in its entirety and replaced with the following:

Managed Futures Funds in General

The trust is one type of managed futures fund.  These types of investments products offer, in varying degrees, the possibility of achieving substantial capital appreciation as well as diversifying a portion of a traditional portfolio. Managed futures funds may also incur substantial losses.  The purpose of this section is to provide prospective investors a general overview of where the trust is positioned in the spectrum of managed futures funds.

Managed Futures Funds

A managed futures fund is a professionally managed portfolio typically trading in a wide range of markets through futures, forwards and options contracts.  These markets may include global currencies, interest rates, energy, stock indices, metals and agricultural commodities.  Managed futures funds may trade either or both the short or long side of the market, often on a 24-hour basis, and are generally riskier and have more volatile performance than many other traditional investments.  However, managed futures investments offer a unique return pattern when compared to traditional long-only equity or fixed income investments.  As a result, professional management can be an important advantage in this highly complex and specialized investment area.

Not all managed futures funds are the same.  Like other investment products, managed futures funds are designed with a variety of risk/reward parameters.  The variety of available managed futures funds matches a wide range of individual investment objectives.

The Different Types of Managed Futures Funds

Risk/reward parameters of a managed futures fund may be modified by adjusting the number of trading advisors, trading strategies and/or markets traded.  The increase of diversification in one or more of these categories is generally expected to produce lower but more consistent returns.

Certain managed futures funds are more aggressive than others.  For example, single advisor, single strategy funds are typically expected to have higher profit potential as well as risk because of their dependence upon just one advisor’s performance and, in many cases, a limited number of markets traded.  The returns in these types of managed futures funds often fluctuate significantly from month to month.

The performance volatility of single advisor funds may be reduced by a multi-advisor approach.  Multi-advisor funds typically have lower returns, but also lower risk and volatility than single-advisor managed futures funds (although more risk and volatility than many other investments).  The trust is a multi-advisor, multi-strategy investment.

Managed Futures and the Asset Allocation Process

The primary objective of an asset allocation process is to diversify a portfolio into a variety of investment components.  Each investment component may respond differently to economic cycles and shifts in the financial markets.  Thus, each investment component contributes differently to a portfolio’s overall performance.

A traditional investment portfolio is invested in stocks, bonds and cash equivalents.  Adding “non-traditional” or “alternative” investments, such as managed futures, to a traditional portfolio can be beneficial in the asset allocation process.  Because of its potential non-correlation with the performance of stocks and bonds, the non-traditional component can, if it outperforms either stocks or bonds, improve long-term returns and can also help to reduce volatility of a portfolio.

Prospective investors should carefully evaluate managed futures, weighing its return and diversification potential against the risks, before investing.  Managed futures are speculative investments and are not appropriate for everyone.  There can be no assurance that these investments will be profitable or will avoid losses.

Growth in Futures Investments

There has been a dramatic increase over the past twenty-five years in the volume of futures contracts traded in general as well as the amount of assets invested in the managed futures industry.

The first chart below, “Futures Volume by Market Sector”, depicts the increased volume of futures contracts traded by market sector from 1980 to 2008.  The second chart on the next page, “Growth in Managed Futures Industry”, illustrates the substantial increase in the amount of assets invested in managed futures.  In 1980, the amount of assets in the managed futures industry was estimated at approximately $300 million; by December 31, 2008, this estimate was approximately $206 billion.

Futures Volume by Market Sector

Source:  Futures Industry Association

The futures volume figures and market sector distributions presented above include both speculative and hedging transactions, as well as options on futures.  A significant portion of currency trading is done in the forward rather than in the futures markets, and, accordingly, is not reflected in the foregoing chart.

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Growth in Managed Futures Industry

The assets categorized above as invested in managed futures are invested in a wide range of different products, including single-advisor and multi-advisor funds, “funds of funds,” “principal protection” pools (in which only a fraction of the assets invested are committed to trading) and to individual managed accounts.

The Role of Managed Futures in Your Portfolio

The managing owner’s objective in sponsoring the trust on a multi-advisor platform is to offer an investment which has the potential of achieving substantial capital appreciation over time to those investors whose risk tolerance levels can accept significant risk and expected volatility in performance.  If substantial losses can be avoided, of which there can be no assurance, the managing owner believes that the trust has a reasonable opportunity to generate significant profits over time, despite exhibiting considerable intra-period volatility, by capitalizing on major price movements when they do occur.  If successful, the trust offers investors the following potential advantages.

Access to the Trading Advisors and the Trading Programs

By investing in the trust, subscribers have the opportunity to place assets with multiple experienced managed futures advisors.

Investment Diversification

The globalization of the world’s economy offers potentially valuable trading opportunities, as major political and economic events continue to influence world markets, at times dramatically.  In recent years, the futures markets have expanded to include a wide array of innovative products to capture potential profit opportunities that arise from volatility in interest rates, significant fluctuations in the value of commodities and currencies, the consolidation of European currencies, fragility in world banking and credit mechanisms and the growing interdependence among national economies.  Moreover, trading on the major exchanges in Chicago, Frankfurt, London, New York, Paris, Singapore, Sydney and Tokyo has expanded and gives managed futures investors access to international markets and global diversification.

Unlike a traditional diversified portfolio of stocks, bonds and real estate, the profit potential of the trust does not depend upon favorable general economic conditions and the trust is as likely to be profitable (or unprofitable) during periods of declining stock, bond and real estate markets as at any other time.  In addition to the expected non-correlation in its performance with the performance of the general equity and debt markets, the trust’s flexibility to take either long or short positions, as opposed to traditional portfolios which are typically heavily weighted towards the former, can be an important advantage in times of economic uncertainty.

An investor who is not prepared to spend substantial time trading in the futures and forward markets may nevertheless participate in the commodities and financial markets through investing in the trust, thereby obtaining potentially valuable diversification from traditional investments such as a diversified portfolio of stocks, bonds and real estate.  By allocating a portion of the risk segment of a traditional diversified portfolio to the trust, an investor has the potential, if the trust is successful, to enhance the prospects for superior performance of the overall portfolio as well as to reduce the volatility of the portfolio over time and the dependence of such portfolio on any single country’s economy.

Opportunity to Profit in Declining as Well as in Rising Markets

The futures markets offer the ability to trade either side of the market.  Unlike short selling in the securities markets, taking short positions in the futures market (or buying a put option or selling a call option) in anticipation of a drop in price can be accomplished without additional restrictions or special margin requirements.  Selling short in the futures markets is no more difficult than establishing a long position.

The profit and loss potential of futures trading is not dependent upon economic prosperity or interest rate or currency stability.  Positive and negative returns may be realized in both rising and declining markets.  It is potentially advantageous for investors to own assets which can appreciate during a period of generally declining prices, financial disruption or economic instability.  Investors must realize, however, that the trust is not specifically designed to appreciate in declining markets.  Rather, it is designed to perform independent of the direction of stocks and bonds and the general economy.

Non-Correlation

Managed futures investments have often performed differently from stocks and bonds.  In addition, different types of alternative investments are frequently non-correlated with each other.  This creates the potential to assemble a combination of alternative investments with the potential to profit in different economic cycles and international markets, while reducing the portfolio concentration of traditional long equity and debt holdings.

Statistically, investments with a correlation of 1.00 make or lose money at the same time.  Investments with a correlation of –1.00 always move in the opposite direction.  The following charts illustrate correlations across investment styles and during certain market conditions.  There can be no assurance, however, that these patterns of correlation will continue in the future.

The low correlation between various styles of managed futures adds to the strength of the asset class as a source of diversification to a broader portfolio.

The correlation table below shows the correlations between various managed futures trading styles, “Long Short Equity” trading style, and the S&P 500®.
Style Correlation – January 2000 to December 2009

Style	Trend Following	Global Macro	Discretionary	Foreign Exchange	Long Short Equity	S&P 500
Trend Following	1.00
Global Macro	0.60	1.00
Discretionary	0.40	0.36	1.00
Foreign Exchange	0.64	0.42	0.22	1.00
Long Short Equity	0.03	0.69	0.08	0.06	1.00
S&P 500	-0.24	0.31	0.00	-0.05	0.64	1.00

Source:  Barclays Database

The chart below depicts the historical positive and negative correlation of managed futures vs. the S&P 500®.  Managed futures have shown strong positive correlation during equity bull markets while showing strong negative correlation during equity bear market periods.

Rolling 12-Month Correlation of S&P 500® vs. Barclay B-Top 50 Index
January 1995 – December 2009

Source for B Top 50:  Barclays Database
Source for S&P 500® Total Return Index:  Standard and Poors

Managed futures may provide the opportunity for strong performance during market dislocations.  At times of economic or market distress, managed futures historically have provided valuable diversification.

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The table below provides an indication of the negative correlation and the positive correlation attributes of managed futures, as compared to the S&P 500® during four different equity market phases.

 Correlation Study of S&P 500® vs. Barclay B-Top 50 Index
January 2005 – December 2009

Period	Equity Market Phase	Number of Months	S&P 500 Annualized Return	Managed Futures (Barclay B-Top 50) Annualized Return	S&P 500 - Barclay Correlation
Jan 95 – Dec 99	Bullish	60	26.20%	10.48%	0.08
Jan 00 – Dec 02	Bearish	36	(15.70)%	7.96%	(0.51)
Jan 03 – Dec 07	Bullish	60	10.80%	6.33%	0.39
Jan 08 – Dec 09	Bearish	24	(5.63)%	4.09%	(0.49)

Annualized return for managed futures is represented by the Barclay B-Top 50 Managed Futures Index.
Source for Barclay Annualized Return:  Barclays Database
Source for S&P 500® Total Return Index:  Standard and Poors

Note About the Following Correlation Analysis

The trust is an actively managed portfolio of futures and forward contracts and related options that pays the fees and expenses described in this prospectus.  The foregoing analysis of the trust’s performance in comparison to the market’s references indices that are unmanaged indices commonly used as benchmarks for investments similar to the trust’s, and investors are not able to invest in such indices.  The performance of the indices does not reflect any fees or transaction costs as these expenses do not apply to market indices.  Neither the performance of the trust nor the market indices have been adjusted to reflect any taxes applicable to an investor in the trust or in the investment products that track markets indices.

Non-Correlation Analysis

As described on pages 25-27 above, managed futures investments have often performed differently from stocks, bonds and other types of alternative investments.  This creates the potential to assemble a combination of alternative investments with the potential to profit in different economic cycles and international markets, while reducing the portfolio concentration of traditional long equity and debt holdings.

The following charts illustrate the correlation of returns of a diversified portfolio of U.S. stocks, represented by the S&P 500® Stock Index, to a number of alternative investment strategies, represented by the indices in the charts.  The first chart shows performance correlations during the nine months of positive performance for the S&P 500® during the period presented.  The second chart shows performance correlations during the fourteen months of negative performance for the S&P 500® during the period presented.  These charts demonstrate that based on the actual performance of the trust, the correlation of returns of the trust to the returns of stocks and various alternative investment choices in both up and down markets for the broader stock market is low.  There can be no assurance, however, that these non-correlated patterns will continue in the future.

S&P 500® Index Correlations

(Correlations during the S&P 500® Positive Performing Periods
January 2005 through December 2009)

The correlations to the S&P 500® during the Barclay B-Top 50 Index’s positive performing months show that thirty-eight out of the sixty months represented would have been positive.

Past performance is not necessarily indicative of future results.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

The source for all indices except the MSCI EAFE Index in the tables above is PerTrac (a product of Strategic Financial solutions, LLC, phone number 775-851-5880).  The source for MSCI EAFE Index is Morgan Stanley Capital International Inc. (phone number 312-706-4999).

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S&P 500® Index Correlations

(Correlations during the S&P 500® Negative Performing Periods
January 2005 through December 2009)

The correlations to the S&P 500® during the Barclay B-Top 50 Index’s negative performing months show that twenty-two out of the sixty months represented would have been negative.

Past performance is not necessarily indicative of future results.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

The source for all indices except the MSCI EAFE Index in the tables above is PerTrac (a product of Strategic Financial solutions, LLC, phone number 775-851-5880).  The source for MSCI EAFE Index is Morgan Stanley Capital International Inc. (phone number 312-706-4999).

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Futures Markets and Trading Methods

The Futures and Forward Markets

The Commodity Futures Modernization Act of 2000 (“CFMA”) became effective in December 2000 and substantially amended various laws relating to the trading of futures and derivatives contracts.  New regulations regarding the trading of futures contracts have been enacted and more are expected.  Although the new regulations have not had a significant impact on the markets traded by the trust, it is impossible to predict how such regulations may impact the trading activities of the trust.  The following discussion describes traditional futures trading and briefly describes the characteristics of new exchanges permitted by the CFMA.

Futures and Forward Contracts

Futures contracts normally have standardized terms, such as size and delivery month, and call for the future delivery of various commodities.  These contractual obligations may be satisfied either by taking or making physical delivery or by making an offsetting sale or purchase of a futures contract.

Prior to the enactment of the CFMA, futures contracts could only be traded on exchanges that were designated as “contract markets” by the CFTC.  The CFMA permits certain futures contracts between sophisticated parties to be traded “off exchange.”  The CFMA permits several new categories of exchanges to be created, each of which is subject to less regulation than traditional CFTC-approved contract markets.  To date, all of the trust’s futures trading in the United States has been conducted on exchanges subject to the full oversight of the CFTC and the managing owner expects that substantially all of the trust’s futures trading in the United States will continue to be conducted on such exchanges.  However, it is not now possible to determine what impact the existence of these new exchanges will have on the trust’s trading activities.

Forward currency contracts are traded off-exchange through banks or dealers.  In such instances, the bank or dealer generally acts as principal in the transaction and charges “bid-ask” spreads.

Futures and forward trading is a “zero-sum,” risk transfer economic activity.  For every gain there is an equal and offsetting loss.

Exchange of Futures for Physicals (“EFP”) Transactions

Although futures contracts are normally entered into through competitive bidding and offering on an exchange floor (or its electronic equivalent), most U.S. exchanges allow futures contracts also to be established in a transaction known as an exchange of futures for physicals (“EFP”).  In an EFP transaction where two parties engage in a cash sale of a commodity underlying a futures contract, those same two parties are permitted to establish futures positions of an equivalent quantity opposite to their cash transaction.  For example, a seller of a cash commodity would be permitted to establish a long futures position of an equivalent quantity and the buyer of the cash commodity would be permitted to establish a short futures position of the equivalent commodity.  In some futures markets, the cash transaction upon which the EFP is based can be the reversal of a previously entered into but unsettled cash transaction.  In those markets, because the cash transaction is essentially “transitory,” EFPs can serve as a means for parties to enter into futures contracts at negotiated prices and at other than during normal trading hours.

Hedgers and Speculators

The two broad classifications of persons who trade futures are “hedgers” and “speculators.”  Hedging is designed to minimize the losses that may occur because of price changes, for example, between the time a merchandiser contracts to sell a commodity and the time of delivery.  The futures and forward markets enable the hedger to shift the risk of price changes to the speculator.  The speculator risks capital with the hope of making profits from such changes.  Speculators, such as the trust, rarely make or take delivery of the physical commodity but rather close out their futures positions through offsetting futures contracts.

Exchanges; Position and Daily Limits; Margins

Each of the existing futures exchanges in the United States has an associated “clearinghouse.”  Once trades made between members of an exchange have been cleared, each clearing broker looks only to the clearinghouse for all payments in respect of such broker’s open positions.  The clearinghouse “guarantee” of performance on open positions does not run to customers.  If a member firm goes bankrupt, customers could lose money.

The CFTC and the United States exchanges have established “speculative position limits” on the maximum positions that trades may hold or control in futures contracts on certain commodities.

Most United States futures exchanges limit the maximum change in futures prices during any single trading day.  Once the “daily limit” has been reached, it becomes very difficult to execute trades.  Because these limits apply on a day-to-day basis, they do not limit ultimate losses, but may reduce or eliminate liquidity and could make it difficult for the trust to liquidate unprofitable positions.

When a position is established, “initial margin” is deposited.  On most futures exchanges, at the close of each trading day “variation margin,” representing the unrealized gain or loss on the open positions, is either credited to or debited from a trader’s account.  If “variation margin” payments cause a trader’s “initial margin” to fall below “maintenance margin” levels, a “margin call” is made, requiring the trader to deposit additional margin or have his position closed out.

The trust’s assets are traded on a number of foreign commodities exchanges.  Foreign commodity exchanges differ in certain respects from their United States counterparts and are not regulated by any United States agency.

Trading Methods

Managed futures strategies are generally classified as either (i) systematic or discretionary; and (ii) technical or fundamental.

Systematic and Discretionary Trading Approaches

A systematic trader relies on trading programs or models to generate trading signals.  Discretionary traders make trading decisions on the basis of their own judgment.

Each approach involves inherent risks.  For example, systematic traders may incur substantial losses when fundamental or unexpected forces dominate the markets, while discretionary traders may overlook price trends which would have been signaled by a system.

Technical and Fundamental Analysis

Technical analysis operates on the theory that market prices, momentum and patterns at any given point in time reflect all known factors affecting the supply and demand for a particular commodity.  Consequently, technical analysis focuses on market data as the most effective means of attempting to predict future prices.

Fundamental analysis, in contrast, focuses on the study of factors external to the markets, for example: weather, the economy of a particular country, government policies, domestic and foreign political and economic events, and changing trade prospects.  Fundamental analysis assumes that markets are imperfect and that market mispricings can be identified.

Trend-Following

Trend-following advisors try to take advantage of major price movements, in contrast with traders who focus on making many small profits on short-term trades or through relative value positions.  Trend-following traders assume that most of their trades will be unprofitable. They look for a few large profits from big trends.  During periods with no major price movements, a trend-following trading program is likely to have big losses.

Risk Control Techniques

Trading advisors often adopt risk management principles.  Such principles typically restrict the size of positions taken as well as establishing stop-loss points at which losing positions are to be liquidated.  However, no risk control technique can assure that big losses will be avoided.

Interest on Trust Assets

The trust receives interest income on its assets.  On the first business day of each month, R.J. O’Brien & Associates, LLC credits the trust’s account holding U.S. dollar deposits with interest, as of February 1, 2010, in the amount of 80% of the average four-week Treasury Bill rate; while the remaining 20% of the average four-week Treasury Bill rate is retained by R.J. O’Brien & Associates, LLC.  With respect to non-U.S. dollar deposits, the rate of interest is equal to a rate of one-month LIBOR less 1.0%.  Any amounts received by R.J. O’Brien & Associates, LLC in excess of amounts paid to the trust are retained by R.J. O’Brien & Associates, LLC.  The interest earned on the trust’s assets can offset a portion, although at current rates not all, of its routine costs.  The trust’s interest income represents a source of revenue entirely independent of its speculative futures and forward trading, but is subject to the risk of trading losses.  Interest is currently estimated to be earned at a rate of 0.56%.

Although the managing owner has not yet done so, the managing owner may place some of the trust’s assets with a custodian and hire a third-party cash manager to manage that money.

Small Minimum Investment

Investors in the trust are currently able to gain access to the trust for a minimum investment of only $5,000; $2,000 in the case of eligible employee benefit plans and individual retirement accounts.  A small minimum investment requirement makes the trust accessible to a wide range of investors and also means that no investor must commit a significant amount of assets in order to participate in the trust.

Limited Liability

An investor who opens an individual futures account is generally liable for all losses incurred in such account, and may lose substantially more than such investor committed to the account, particularly in light of the large positions in relation to capital used in futures and forward trading.  However, a unitholder cannot lose more than his or her investment in the trust plus undistributed profits.  In fact, in the event the net asset value of a unit decreases to less than 50% of the previous highest month-end net asset value per unit as of the close of business on any day, the managing owner is required to cause the trust to liquidate all open positions, suspend trading and declare a special redemption date in accordance with the provisions in the Eighth Amended and Restated Declaration and Agreement of Trust.  Without limited liability, it could be imprudent for an investor to participate in strategies like those applied by the trust’s trading advisors where positions may be large in relation to account equity.

Administrative Convenience

The trust is structured so as to substantially eliminate the administrative burden which would otherwise be involved in unitholders engaging directly in futures and forward trading.  Unitholders receive monthly unaudited and annual certified financial reports as well as all tax information relating to the trust necessary for unitholders to complete their federal and state income tax returns.  The approximate daily net asset value per unit is available by calling your financial advisor or the managing owner toll free at (888) 292-9399.

Diversification by Sector

The chart below reflects the total markets and sectors traded by the six trading advisors.  Re-allocations of the trust’s assets among these programs and other manager programs may change from time to time.  Investors should not treat the trust as a means of participating in any one specific sector.  There is no way to predict which markets the trust will trade or what its relative commitments to the different markets will be.

Trust Sector Allocation as of December 2009

Financial Exposure:  41.44%
Commodity Exposure:  58.56%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

Diversification by Holding Period

The chart below reflects the approximate percentage of assets allocated by position holding periods by the six trading advisors.  Re-allocations of the trust’s assets among these programs and other manager programs may change the distribution of holding periods from time to time.  Investors should not treat the trust as a means of participating in any one specific investment horizon.

Diversified Time Frames for Trust Assets
(Holding Periods for Positions by Trading Advisors)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

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Diversification by Investment Style

The chart below reflects the approximate percentage of assets allocated by investment style of the six trading advisors.  Re-allocations of the trust’s assets among the trading advisors and any new advisor may change this allocation from time to time.  Investors should not treat the trust as a means of participating in any one specific investment style.

Diversified Investment Styles for Trust Assets
(Investment Styles of Trading Advisors)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

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Correlation Analysis between the Barclay B-Top 50 Index and the S&P 500®
(January 2005 through December 2009)

The charts below show that the performance of the Barclay B-Top 50 Index may not have been negatively correlated with the S&P 500®.  In fact, the Barclay B-Top 50 Index performed independently, in a statistical sense, in the period shown.  Out of the sixty months shown below in the pie chart, the Barclay B-Top 50 Index frequently experienced the same performance–loss or gain–as the S&P 500® Index.  However, as the pie chart shows, in 45.00%, or twenty-seven of sixty months, Barclay B-Top 50 Index performance was in the opposite direction of the S&P 500®.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

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Non-correlation is not, however, negative correlation.  The Barclay B-Top 50 Index’s performance is not expected to be opposite, but rather unrelated, to the performance of stocks and bonds.  For example, as shown in the graphs below, during certain periods, the Barclay B-Top 50 Index would have demonstrated a strong degree of positive correlations to the S&P 500® Stock Index and the Barclay Capital Government Bond Index (BCGI).

Correlation Analysis between the Barclay B-Top 50 Index and the BCGI
(January 2005 through December 2009)

The chart below shows that the performance of the Barclay B-Top 50 Index would not have been negatively correlated with the BCGI.  In fact, the Barclay B-Top 50 Index performed independently, in a statistical sense, during the period shown.  As the pie chart shows, 37.50% or 22 out of sixty months, Barclay B-Top 50 Index performance would have been in the opposite direction of the BCGI.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Trading futures is speculative, involves substantial risk, and is not suitable for all investors.

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Worst Decline in Equity Indexes (June 1989 – December 2009)

Managed Futures Performance during Worst Drawdown (WDD) periods for Stocks

Managed Futures: Barclay CTA Index
S&P 500® Total Return Index
Nasdaq Composite Index
International Stocks & Morgan Stanley International Europe, Australasia and Far East (EAFE)

Source: Barclay Trading Group, Ltd.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

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The following chart compares the monthly performance of the trust since January 2005 to the S&P 500® Stock Index (assuming the reinvestment of all dividends) and a portfolio consisting of 10% of the trust and 90% of the S&P 500® Stock Index (assuming the reinvestment of all dividends).

Performance Information of the Barclay B-Top 50 Index versus the
S&P 500® Stock Index and a 10%/90% BTOP 50/S&P 500® Weighted Portfolio
January 2005 through December 2009

Past performance is not necessarily indicative of future results.

Graphic comparisons of securities indices and the Barclay B-Top 50 Index, a managed futures index, may not adequately reflect all differences between the securities and futures markets or between passive and managed investments.

Neither the managing owner nor its trading advisors recommend that any investor allocate 50% of his or her portfolio to managed futures.

Volatility

Volatility, as measured by the standard deviation of returns, is a common investment industry measure of risk.  To understand how the Barclay B-Top 50 Index is positioned in the marketplace when comparing historical volatility among other indices, “upside” and “downside” volatility must be defined.  Downside volatility is movement from the mean downwards.  Upside volatility is movement from the mean upwards.  In other words, downside volatility reflects the performance below the average monthly return and upside volatility reflects performance above the average monthly return.  Overall volatility by itself is not necessarily the only factor to evaluate when considering to invest.

Selected Indices versus the S&P 500® Stock Index
January 2005 – December 2009

Past performance is not necessarily indicative of future results.

The overall volatility is the standard deviation of all of the Barclay B-Top 50 Index’s actual returns from January 2005 through December 2009 for the BTOP 50 and the indices shown above.  The upside volatility for the BTOP 50 and each of the indices shown in the chart above was derived by taking the standard deviation of all the returns greater than the mean for that specific product.  The downside volatility for the BTOP 50 and each of the indices shown in the chart above was derived by taking the standard deviation of all the returns less than the mean for that specific product.  The mean is derived by calculating the average of all of the monthly returns from January 2005 through December 2009.  Standard deviation measures the variability of a probability distribution and is widely used as a measure of risk.  Figures are annualized using the monthly rates of return on a compounded basis from January 2005 through December 2009.

Efficient Frontier

As discussed above and in Part One of this two part prospectus, by allocating a portion of the risk segment of a traditional portfolio of stocks and bonds to managed futures, an investor has the potential to enhance the prospects for superior performance of an overall portfolio as well as to reduce the volatility of the portfolio over time.

The following graph, prepared by Liberty Funds Group and the managing owner, demonstrates the potential effects of adding managed futures, as represented by the Barclay B-Top 50 Index, to a diversified stock portfolio, represented by the S&P 500® Stock Index.  Adding managed futures has the potential to increase the portfolio’s overall returns while decreasing the standard deviation of returns (a common measure of risk).  The graph was prepared using the performance of the Barclay B-Top 50 Index for the period from January 2005 through December 2009.

The following graph does not reflect the risk of the Barclay B-Top 50 Index incurring sudden, major losses as the graph is based on statistical averages over time.

Performance of the Barclay B-Top 50 Index and the S&P 500® Stock Index
January 2005 through December 2009

Source: PerTrac

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Standard deviation measures the variability of a probability distribution and is widely used as a measure of risk.  Figures are annualized using the monthly rates of return of the Barclay B-Top 50 Index on a compounded basis for the period from January 2005 through December 2009.

Each point represents a 5% incremental allocation to managed futures, as represented by the Barclay B-Top 50 Index, to a diversified stock portfolio, represented by the S&P 500® Stock Index.

“10% BTOP 50/90%S&P” represents the risk return profile of a hypothetical portfolio with 10% of the assets invested in managed futures, as represented by the Barclay B-Top 50 Index, and 90% in the S&P 500® Index.

S&P 500® is a trademark of The McGraw-Hill Companies.  The S&P 500® Index tracks the stock performance of 500 U.S. companies across four industry groups.  It is a market-value weighted index with each stock's weight in the index proportionate to its market value.  The S&P 500® is a passively managed index that is neither available for direct investment nor subject to advisory fees or other expenses.  Comparisons of actively managed investments, such as RJO Global Trust, to passive indices have certain inherent material limitations.  All data for S&P 500® is obtained from PerTrac (a product of Strategic Financial Solutions, LLC. (2008)) 1-775-851-5880 www.pertrac.com.

The foregoing graph is provided for illustrative purposes only.  Prospective investors should note that neither the managing owner nor the commodity trading advisors have managed any pools or accounts consisting of the portfolio mixes shown in the above charts and that the charts are presented only as an illustration of the potential advantage of adding a managed futures component to a portfolio of stocks or a portfolio of stock and bonds, not as a recommendation that any investor should allocate more than 10% of his or her portfolio to managed futures.  For a portfolio consisting of managed futures, stocks and bonds to outperform a portfolio consisting solely of stocks or of stocks and bonds, the managed futures component itself must outperform stocks or bonds over the period being measured.  There can be no assurance that that will, in fact, occur.

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The hypothetical performance information contained on pages 110 through 112 of the Prospectus is deleted in its entirety.

The following is added to page B-2 – Subscription Requirements under the heading “Investor Suitability”:

Michigan – A Michigan Purchaser may not invest more than 10% of his or her net worth in the Units.

The following is added to pages C-A-2 and C-B-2 – Subscription Agreement and Power of Power under the heading “Subscription for Units”:

Any natural person, partnership, corporation, association or other legal entity, including the Managing Owner, selling the Class [A/B] Units may not complete a sale of the Class [A/B] Units to a prospective investor until at least five business days after the date the prospective investor receives this prospectus.

The following information is added to the chart on page 24 in line item where “The Managing Owner” is designated as “Recipient” and on page 68 – Redemptions; Net Asset Value under the heading “Redemptions”:

The redemption charge will be paid to RJOFM, except that for investors in the State of Ohio, the redemption charge will be paid to RJOS.